OMV Investor News

August 8, 2008

OMV acquires two exploration licenses in Pakistan

- **Further growth in E&P business with interests in two exploration licenses in Pakistan**
- **OMV now with a total of eight licenses in Pakistan**
- **Further step for strengthening OMV's core region Middle East**

OMV, Central Europe's leading oil and gas group, is strengthening its E&P portfolio with the acquisition of interests in licenses Kalat (OMV´s share: 30%) and Barkhan (OMV´s share: 15%), both situated in the province of Balochistan, southwest Pakistan. The areas are underexplored but considered as highly prospective drilling areas. OMV will be part of international joint ventures with Pakistan Petroleum Limited (PPL) as operator. Extensive 2D seismic as well as other geophysical surveys are planned to investigate potential drilling targets.

Helmut Langanger, OMV Executive Board member responsible for Exploration and Production stated: "These new exploration licenses acquire acreage with highly attractive exploration potential. It enables us to proceed with our plans for further growth in Pakistan, where OMV is currently the biggest international gas producer."

Both blocks, Kalat (2,482 km^2) and Barkhan (2,105 km^2), comprise several structural leads and multiple target reservoirs. The joint venture will start with 2D seismic operations in the Barkhan license at the beginning of August. Detailed geophysical surveys are planned as a first step for the Kalat block after the completion of the seismic in Barkhan.

Balanced international E&P portfolio

OMV holds a balanced international E&P portfolio in 20 countries structured around six core regions, namely CEE, North Africa, Northwestern Europe, the Middle East, Australia/New Zealand and Russia/Caspian region. OMV's daily production volume is approximately 321,000 boe/d, and the Company's reserves at the end of 2007 were approximately 1.22 bn boe.

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ISLAMABAD
AFGHANISTAN
INDIA
Kandahar
PAKISTAN
IRAN
BARKHAN
KALAT
SW MIANO II
SAWAN D&P
MIANO D&P
GAMBAT
LATIF
SARI SOUTH
Karachi
Arabian Sea
PAKISTAN
OMV share
Miano D&P (OP) 17.86%
Sawan D&P (OP) 19.74%
Gambat (OP) 35.00%
SW Miano II (OP) 33.40%
Latif (OP) 33.40%
Sari South 20.00%
Kalat 30.00%
Barkhan 15.00%
Gas Field
200 Kilometers

__Notes to editors:__

Partners in the Kalat license

OMV (PAKISTAN) Exploration GmbH	30%
Pakistan Petroleum Limited, operator	35%
Eni Pakistan Ltd.	35%

Partners in the Barkhan license

OMV (PAKISTAN) Exploration GmbH	15%
Pakistan Petroleum Limited, operator	35%
MND Exploration & Production Ltd.	50%

OMV (PAKISTAN)

OMV (PAKISTAN) Exploration GmbH is a 100% subsidiary of OMV Aktiengesellschaft and has been active in Pakistan since 1991. OMV (Pakistan) employs 568 Pakistanis and 16 expatriates. The activities of OMV are currently concentrated in the Middle Indus Region, where OMV has established itself in a strong position as an operator, but is also expanding in other areas of the country. To date, OMV has invested approximately USD 224 mn in exploration, appraisal activities and field development in Pakistan. Including the two new licenses OMV currently has interests in a total of eight blocks: six are exploration licenses and two of them are development and production licenses in the Middle Indus Basin. Two recent gas discoveries in the Middle Indus Basin are under appraisal. OMV's current production in Pakistan amounts to approximately 17,000 boe/d.

OMV Aktiengesellschaft

With Group sales of EUR 20.04 bn and a workforce of 33,665 employees in 2007, and a as market capitalization of approximately EUR 13 bn, OMV Aktiengesellschaft is one of Austria's largest listed industrial companies. With oil and gas reserves of approximately 1.22 bn boe, a production of around 321,000 boe/d and an annual refining capacity of 26.4 mn t, OMV is the largest oil and gas group in Central Europe. OMV has 2,538 filling stations in 13 countries, resulting in a market share of 20% of the group in the Refining and Marketing (R&M) business segment in the Danube Region. In Exploration and Production (E&P), OMV is active in 20 countries in six core regions. OMV sells more than 13 bcm of gas per year. Via Baumgarten, one of the most important turntables for gas in Europe approximately 64 bcm gas is transported annually. OMV's Central European Gas Hub is amongst the three largest hubs in Europe. As of year-end 2007, OMV holds a 36% stake in Borealis AG, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 45% of the refining network Bayernoil and approximately 20% of the Hungarian company MOL. OMV further strengthened its leading position in the European growth belt through the acquisition of 41.11% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Homepage: www.omv.com

Next result announcement: January – September and Q3 2008 on November 6, 2008

END

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